

January 3, 2014

Via E-mail
Shelley A. McBride
General Counsel and Secretary
Installed Building Products, Inc.
495 South High Street, Suite 50
Columbus, OH 43215

> **Re: Installed Building Products, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 9, 2013**
> **CIK No. 0001580905**

Dear Ms. McBride:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General:

1.   If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2.   Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that

information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3.   Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosures throughout the document may cause us to raise issues on areas not previously commented upon.

4.   As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. If you intend to rely on Rule 430A of Regulation C under the Securities Act, please note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page. Also, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A.

5.   Please be advised that we may have additional comments when items that are currently blank are completed.

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7.   Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please note that we may have comments on these materials and you should consider waiting for further comments before printing and circulating artwork.

8.   We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

9.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

Presentation of Market and Industry Data and Information, page ii

10.   Please provide copies of the reports or studies that support the qualitative and
        comparative market data and similar statements contained in your prospectus. Please
        mark your furnished support or provide page references in your response to the sections
        you rely upon for each specific statement.

Prospectus Summary, page 1

Our Company, page 1

11.   Please disclose here that you are a holding company that derives all of your operating
        income from your subsidiaries. In this regard, we note your "We are a holding
        company…" risk factor on page 20. In addition, please provide a chart summarizing your
        organizational and ownership structure following the offering.

12.   We note your disclosure that you are "the second largest insulation installer in the U.S.
        residential new construction market." Given the qualifying language with respect to your
        market position for new single-family insulation installation in "more than half of the
        markets" in which you operate, please revise the first statement to disclose the measures
        by which you have determined your overall market position (e.g., number of permits
        issued).

Our Competitive Strengths, page 3

Proven ability to gain market share, page 3

13.   You state that you have increased net revenue divided by total housing completions from
        2005 to 2012 and that you believe you have outpaced market growth every year since
        2005. With a view towards disclosure, please provide us the percentage by which the
        marked has grown for the same period.

Our Principal Investors, page 6

14.   Please supplement your disclosure stating that "Jeff Edwards and members of his family
        have started, acquired and invested in companies successfully for over 40 years…" by
        providing the criteria of how the success of Edwards Investors' prior performance is
        measured. Please comply with this comment also with respect to Mr. Edward's
        biographical information on page 74.

Summary Consolidated Financial Data, page 11

15.   We note there was $2.7 million in compensation expense for Jeff Edwards' services in 2012. Please tell us the amount of compensation expense recorded for Jeff Edwards' services in the nine months ended September 30, 2013, and the associated line item. Please clarify if there are any differences in compensation expense paid to officers, consultants or other employees that may impact the comparability of operations between the nine months ended September 30, 2013, and earlier periods.

Risks Associated with Our Business, page 13

Our Business is cyclical and significantly affected by changes…, page 14

16.   In the last paragraph of this risk factor please identify the "markets [which] continue to be characterized by varying levels of uncertainly."

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 41

Key Factors Affecting Our Operating Results, page 41

Conditions in the U.S. residential new construction industry and U.S. economy, page 41

17.   Please revise the first full paragraph on page 42 to provide the basis upon which you make the statement relating to improved economic characteristics, positive demographic trends, increases in housing prices and strong housing demand relative to housing supply. In the alternative, please include a page reference where this disclosure is made in the filing. In addition, please discuss the factors that enabled you to estimate your operating and administrative costs increasing at a lower rate than net revenues.

Results of Operations, page 47

18.   While the discussion of results of operations discusses intermediate effects of certain trends and events on your operations, the analysis generally does not discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:

*   You do not analyze underlying reasons for the increased revenue of $62.4 million, excluding the impact of acquisitions, including the additional $56.7 million from the U.S. residential new construction end market. Please provide expanded discussion of the underlying reasons for the increase, including quantified information on the pricing and volume of sales of your various services and to various end markets, as such information is useful to an investor's understanding.

- You attribute higher cost of sales to increased sales volumes and higher costs for certain materials. Please quantify the impact of these separate factors, provide a description of the materials that had higher costs and a reason for the increases, and analyze the increase in gross profit percentage.

- Your discussion of selling expenses identifies several contributing and offsetting factors (higher commissions, reduced advertising expense, reduced wages) affecting the overall increase but does not quantify the impact of the different factors.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. Please expand the discussion of results of operations throughout for all periods discussed to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 47

Operating Expenses, page 48

Other, page 48

19.   We note your disclosure stating that for the nine months ended September 30, 2012 other income was comprised of a $1.0 million gain associated with insurance claims for a fire that occurred at one of your branches. Please tell us how you determined to report this gain as a component of operating (loss) income in your Statement of Operations, rather than as a component of other expense (income).

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net Revenue, page 50

20.   You state that the increase in net revenue was attributable to, among other things, the increase in the "U.S. residential new construction market…" With a view towards disclosure, please advise whether this increase was relatively even across the markets or whether it was driven by certain specific markets.

Liquidity and Capital Resources, page 52

Historical cash flow information, page 53

Working Capital, page 53

21.   We note your disclosure stating that as of December 31, 2012, your working capital was
7.6% of net revenue, which you believe was and continues to be favorable compared to
the industry. Please expand your disclosure to discuss why you believe the percentage is
favorable compared to the industry, and in this discussion provide the industry average of
working capital as a percentage of revenue. In addition, expand this disclosure to include
your most recent fiscal period presented.

22.   Please expand your disclosures of days sales outstanding and inventory turnover for the
fiscal periods ended September 30, 2013, December 31, 2012, and December 31, 2011 to
discuss the underlying reasons for the changes in these metrics between periods.

Cash flow from operating activities, page 54

23.   Please expand your disclosure of net cash provided/used in operating activities for the
fiscal periods ended June 30, 2013 and December 31, 2012 to quantify and discuss in
further detail the underlying reasons for the most significant changes in non-cash and
working capital items from the prior period. Refer to FRC Section 501.13.b and 13.b.1.

Revolving credit facility, page 55

24.   To the extent that you have executed a term sheet or agreed upon a form of agreement
with Key Bank National Association with respect to the new credit facility, please tell us
what consideration you have given to filing this document as an exhibit to the registration
statement.

25.   Please revise your disclosure in the fifth paragraph to describe the "certain conditions
precedent" to your ability to increase the aggregate revolving loan commitments.

26.   In the third paragraph, please disclose the minimum availability reserve amount under
your existing credit facility.

Critical Accounting Policies and Estimates, page 58

Goodwill, page 58

27.   We note from your disclosure on page 14 that you recorded a $64.3 million goodwill
impairment charge during 2010. Please expand the disclosure of your goodwill policy to

provide additional insight into this critical policy and the related estimates. For example, describe your identification of reporting unit(s). Clarify what is meant by your use "secondarily" of market-related models using significant unobservable inputs. Describe how you weight the multiple methods used to estimate the fair value of a reporting unit. Describe the "significant unobservable inputs" used in your testing, as well as other critical estimates underlying the fair value analysis.

For reporting units with a fair value not substantially in excess of carrying value, provide investors with information to assess the probability of a future material impairment charge and address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your measurement of goodwill. Such disclosure should include the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- How key assumptions identified in your estimate were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may wish to refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

28.   Given the impairment of intangible assets in the annual periods presented, please describe to us your consideration of analyzing the critical accounting policies and estimates involved in your ongoing testing of intangibles.

Our Business, page 61

Our Company, page 61

29.   Refer to your disclosure in the third paragraph on page 61. Please revise your disclosure to provide an objective criterion for your statement that your cost structure has "significantly improved" over the past several years.

Our Competitive Strengths, page 63

30.   Please revise your disclosure in the first bullet point under the "Local market leadership with national scale" heading, to identify the geographical regions where the "50 largest housing markets" are located.

31.   Please revise your disclosure in the first bullet point under the "Highly efficient and scalable operating model" heading on page 64, to qualify, and to the extent possible, quantify what "industry favorable margins" are.

Management, page 74

Executive Officers and Directors, page 74

32.   Please disclose when Mr. Michael Miller began serving as a director.

Compensation of Our Directors and Executive Officers, page 82

Summary Compensation Table for the year ended December 31, 2012, page 82

33.   Please tell why you have not included the $2.7 million management fee paid to Mr. Edwards pursuant to the Management Services and Fee Agreement as "All Other Compensation" in the summary compensation table. In this regard, we note that Item 402(n)(2)(ix) of Regulation S-K provides, among other things, that each compensation item that is not properly reportable in the other columns of the summary compensation table, regardless of the amount of the compensation item, must be included in the "All Other Compensation" column. Please advise, or otherwise revise your disclosure accordingly.

34.   Refer to your footnote (5) disclosure. As Mr. Elliot was the only named executive officer receiving a bonus, briefly describe the factors considered by the compensation committee in awarding Mr. Elliot this bonus. See Item 402(o) of Regulation S-K.

Certain Relations and Related Party Transactions, page 89

Guarantees of Corporate Liabilities, page 91

35.   To the extent that Mr. Jeff Edwards continues to guaranty any outstanding obligations of yours, please expand the disclosure to briefly describe the materials terms of the guarantees.

Principal and Selling Stockholders, page 93

36.   We note your disclosure that the tabular presentation does not give effect to the stock split. Please consider providing the beneficial ownership information also on a post-split basis.

37.   Please consider providing a graphical presentation of the various relationships described in footnote (1) to the beneficial ownership table to help an investor better understand how the different parties are related and the effect on their beneficial ownership.

38.   In footnote (1) you state that the "proceeds received by Investment Holdings in this offering will be used to redeem the Series A preferred units of Investment Holdings held by OCM and the common units of Investment Holdings held by the Funds." Please confirm that the redemption of these units is not related to the repurchase of your outstanding preferred stock and common stock from Littlejohn, as disclosed under "Use of Proceeds" on page 31. We may have additional comments following your response.

Description of Capital Stock, page 95

Common Stock, page 95

Rights and Preferences, page 95

39.   As it appears that there are 300,000 shares of redeemable common stock, please qualify your disclosure that "there are no redemption or sinking fund provisions applicable to [y]our common stock."

Preferred Stock, page 96

40.   We note disclosure in the second sentence stating that "[i]mmediately following this offering" your will amend and restate your charter, which appears inconsistent with your "General" disclosure on page 95 where you indicate that the amended and restated charter will be filed prior to the completion of the offering. Please revise your disclosures for consistency.

Audited Consolidated Financial Statements page F-1

Financial Statements for Fiscal Year Ended December 31, 2012

Note 2- Significant Accounting Policies, page F-10

Discontinued Operations, page F-15

41.   We note your disclosure stating that discontinued operations were not segregated in your Consolidated Statements of Cash Flows. Therefore, amounts for certain captions in the Consolidated Statements of Cash Flows will not agree with the respective data in the Consolidated Statements of Operations. Please expand your disclosure to identify which captions will not significantly agree to one another for this reason.

Note 13- Discontinued Operations, page F-30

42.   Please expand your disclosures with respect to your discontinued operations to provide
        the information required by ASC 205-50-1(a). Disclose the markets and branches you
        have chosen to exit and whether or not you have any continuing involvement with or cash
        flows from the disposed components. This issue also applies to your financial statements
        for the fiscal periods ended June 30, 2013 and September 30, 2013.

        You may contact Tracie Towner, Staff Accountant at 202-551-3744 or Terence O'Brien,
Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the
financial statements and related matters. Please contact David Korvin, Law Clerk at 202-551-
3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela A. Long
                                        Assistant Director

cc: Julie M. Allen (Via E-mail)
        Proskauer Rose LLP